SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

TEL: (212) 735-3000

FAX: (212) 735-2000

October 22, 2010

BY HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Amendment No. 6 to Registration Statement on Form S-1
(File No. 333-165752)

Dear Mr. Ingram:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 6 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 19, 2010 (the “Comment Letter”).  The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Capitalization

1.              As previously requested in comment 17 of our letter dated April 23, 2010, please clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts. For example, the actual cash amount as of June 30, 2010 is $32.6 million and the as adjusted cash amount is $68.8 million. You disclose on page 8 that the net cash proceeds amount from the offering is expected to be $34.9 million. It is not clear how you arrived at the $68.8 million based on this net cash proceeds amount. Please revise your disclosures accordingly.

The Company has revised page 43 of the Registration Statement accordingly.

2.              Note (2) to your table states that common shares will be issued to your directors prior to the completion of the offering. In a similar manner to your response to comment 50 of your letter dated April 30, 2010, please disclose that these shares will be valued at the IPO price.

The Company has revised pages 43, 104 and 109 of the Registration Statement accordingly.

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:                                 Lisa D. Leach, Esq.

Vice President and General Counsel

SeaCube Container Leasing Ltd.

1 Maynard Drive

Park Ridge, New Jersey 07656

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498